Filed by SunLink Health Systems, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: HealthMont, Inc.

Commission File No. 333-102803

FOR IMMEDIATE RELEASE

NEWS RELEASE

Contact:

Robert M. Thornton, Jr.

Chairman and CEO

(770) 933-7000

SUNLINK HEALTH SYSTEMS, INC. CONFERENCE CALL

UPDATES STATUS OF PROPOSED HEALTHMONT MERGER

Atlanta, Georgia (March 27, 2003) – SunLink Health Systems, Inc. (AMEX: SSY) today held a conference call to discuss the current status of its proposed merger with HealthMont, Inc.

Management discussed the modified terms of the merger agreement, the financing of the merger and the management agreement for HealthMont’s two hospitals. SunLink assumed management of the two HealthMont hospitals this week. SunLink’s officers also presented an overview of the strategic benefits to SunLink of HealthMont’s two hospitals in Adel, GA and Fulton, MO and SunLink’s operational objectives for the two hospitals.

A replay of the conference call will be available for 90 days by calling (800) 839-6713 and entering the passcode 5570912 when prompted.

SunLink Health Systems, Inc. currently operates six community hospitals and related businesses in the southeast and midwest. Each SunLink facility is the only hospital in its community. SunLink’s operating strategy is to link patients’ needs with dedicated physicians and health professionals to deliver quality, efficient medical care in each community it serves.

Except for the historical and present factual information contained herein, the matters set forth in this release and in the conference call, including statements as to the expected date of the closing of the merger, future financial and operating results, expected benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements identified by words such as “expects,” “believes,” “projects,” “intends,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, risks of internal operations and other risk factors relating to SunLink’s business and industry. For certain information regarding some of these risks and uncertainties, see SunLink’s Annual Report on Form 10-K, for the year ended June 30, 2002, as filed with the SEC on September 16, 2002. Such risks could cause actual results to differ materially from those which might be expected as a result of any such forward looking statement. SunLink disclaims any responsibility to update these forward-looking statements.

SunLink has filed a preliminary registration statement with a combined proxy statement/prospectus and other documents concerning the proposed merger with the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. A copy of the modified merger agreement and other transaction documents, have been filed with the SEC by SunLink under Rule 425 and on Form 8-K and also will be an exhibit to the definitive combined proxy statement/prospectus. The merger agreement and all amendments to it also will be an exhibit to the registration statement. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed by SunLink with the SEC free of charge by requesting them in writing from SunLink Health Systems, Inc., 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339, Attention: Maria E. Robinson.

SunLink and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SunLink in connection with the merger. Information about the directors and executive officers of SunLink and their ownership of SunLink stock is set forth in the proxy statement for SunLink’s 2002 Annual Meeting of shareholders and will be contained in the registration statement filed with the SEC and in the proxy statement/prospectus to be mailed to the stockholders of SunLink and HealthMont. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. This press release does not constitute an offer of any securities for sale or the solicitation of any proxy.

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